Testing the Waters Materials Related to Series #TREASURE

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#TREASURE

STEVENSON: TREASURE ISLAND (1ST ED.)

C.O.A.

FINANCIALS

Initial Offering Share Price	$5.00
Number of Shares	4,500
Initial Offering Market Cap.	$22,500
Storage Location	Rally

Darren Sutherland

[redacted]

Authentication:

Stevenson, Robert Louis. *Treasure Island*. London: Cassell & Company, 1883. First edition in book form, first issue.

On November 17, 2021, I inspected the above book, and to the best of my professional knowledge, the book represents an authentic copy of Robert Louis Stevenson's *Treasure Island*, as issued, and as described above.

Attested and signed, dated November 17, 2021,

x

Darren Sutherland

Qualifications: Darren Sutherland has 25 years experience in the business of rare and antiquarian books, most recently with 10 years as the manager of the Strand Rare Book Room in New York, and 3 years as a specialist in rare books and manuscripts at Bonhams, performing numerous, and regular appraisals throughout.

The interactive Comparable Asset Value Chart (the “Chart”) plots historical sales of assets comparable to the Underlying Asset, showing price values on the vertical axis against time on the horizontal axis.  The prices reflected on the Chart are not adjusted for inflation.  Users of the Platform can opt to display varying ranges of time on the Chart’s horizontal axis, from one month to one year or longer to the extent such data are available.  By hovering over the points on the Chart, users can view price and date of sale represented by each point.

Comparable Asset	Date	Sale Price	Source/ Sale Venue
Treasure Island First Edition	2/5/1925	$32.00	Henkels
Treasure Island First Edition	11/29/1950	$80.00	Parke Bernet
Treasure Island First Edition	4/27/2005	$14,400.00	Christie's
Treasure Island First Edition	6/11/2008	$16,250.00	Christie's
Treasure Island First Edition	10/28/2010	$21,802.00	Sotheby's
Treasure Island First Edition	9/13/2021	$18,750.00	Christie's

“Of all the stories that I have ever read I place Stevenson’s Treasure Island first."

JACK LONDON

December 1914

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#TREASURE

STEVENSON: TREASURE ISLAND (1ST ED.)

Every kid pretends to be a pirate at some point growing up, fantasizing about buried treasure and ocean voyages. But it would surprise most adults to learn that much of our image of pirates comes from the adventure novel Treasure Island, which was one of the first to include "X marks the spot" on treasure maps and dub pirates with names like “Billy Bones,” and “Long John Silver.” #TREASURE is an 1883 first edition copy of Robert Louis Stevenson's Treasure Island, the book that would mark the start of Stevenson's rise to literary success.

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#TREASURE | *Timeline*

Nov. 1850 — Robert Louis Stevenson is born in Edinburgh.

Nov. 1867 — Stevenson begins studying engineering at Edinburgh University, attempting to appease his father, who wishes for his son to take up the family business of lighthouse construction.

Dec. 1873 — Stevenson publishes his first essay, titled Roads, under the name L.S. Stoneven.

Dec. 1875 — Stevenson graduates from Edinburgh University with a degree in law, but never practices, instead becoming a writer.

DESCRIPTION OF SERIES 1883 TREASURE ISLAND

Investment Overview

•Upon completion of the Series #TREASURE Offering, Series #TREASURE will purchase an 1883 First Edition copy of Treasure Island By Robert Stevenson for Series #TREASURE (The “Series 1883 Treasure Island” or the “Underlying Asset” with respect to Series #TREASURE, as applicable), the specifications of which are set forth below.

•Robert Louis Stevenson was a British author known for works such as Treasure Island, Strange Case of Dr Jekyll and Mr Hyde, and New Arabian Nights.

•Treasure Island is a book published by Stevenson in 1883 that tells the story of boy’s adventure searching for a buried treasure.

•The Underlying Asset is an 1883 First Edition copy of Treasure Island By Robert Stevenson.

Asset Description

Overview & Authentication

•Robert Louis Stevenson was born on November 13, 1850, in Edinburgh.

•In 1867, Stevenson began studying engineering at Edinburgh University. His father hoped he would follow in his footsteps and join the family business building deep-sea lighthouses in Scotland. Stevenson instead switched his courses to study law, graduating in 1875 but never practicing, instead pursuing his dream of becoming a writer.

•In 1873, Stevenson published his first essay, titled Roads, under the name L.S. Stoneven.

•In 1878, Stevenson’s first published volume is released. An Inland Voyage described his journey via canoe from Antwerp to Northern France.

•In 1881, Stevenson begins work on The Sea Cook, which would later evolve into Treasure Island, published in November 1883. The book was serialized in a magazine from October 1881 to January 1882.

•Treasure Island was published under the pseudonym “Captain George North” and follows the journey of a teenager named Jim Hawkins searching for buried treasure. Along the way, Hawkins encounters pirates who have their own plans to uncover the treasure.

•In 1882, Stevenson published New Arabian Nights, a collection of four stories published over the previous decade in magazines.

•In October 1885, Stevenson completes Dy Jekyll and Mr Hyde after just a month of writing.

•In January 1886, De Jekyll and My Hyde is published.

•Stevenson died in Somoa in December 1894.

•According to Smithsonian Magazine, the 1950 film adaptation of Treasure Island “helped to create the way that many film and TV pirates would speak going forward.”

•The 1950’s Treasure Island adaptation was The Walt Disney Company’s first live-action film, as well as the first adaptation of Treasure Island to be filmed in color.

•The idea for the story of Treasure Island came from a map drawn by Stevenson as he joined his stepson drawing pictures on a rainy day in the Scottish Highlands.

•Treasure Island included the pirate Long John Silver as a main character, originally based off a one-legged friend of Stevenson’s.

•A Treasure Island adaptation was released in January of 1990, featuring Charlton Heston as Long John Silver and Christian Bale as Jim Hawkins.

•The Muppets were featured in a Treasure Island adaptation known as Muppet Treasure Island.  The film also starred Tim Curry, Jennifer Saunders, and Billy Connolly.  Bringing in more than 34 million dollars, it was the 45th top grossing movie of 1996.

•The Underlying Asset is accompanied by a signed letter of authenticity from Darren Sutherland, a New York-based rare book specialist.

Notable Features

•The Underlying Asset is an 1883 First Edition copy of Treasure Island By Robert Stevenson.

•The Underlying Asset is housed in its original red-brown cloth.

•The Underlying Asset comes with its original gilt-lettered spine.

Notable Defects

•The Underlying Asset exhibits little wear to its spine.

Details

Series 1883 Treasure Island
Title	Treasure Island
Author	Robert Louis Stevenson
Publisher	Cassel & Company
Publication Date	November 1883
Edition	First Edition
Condition	Near Fine

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 1883 Treasure Island going forward.